Mail Stop 4561

September 29, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
        Amendment No. 3 to Registration Statement on Form SB-2
        File No. 333-132429
        Filed on September 18, 2006

Dear Mr. Husain:

         We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 2

We must comply with numerous environmental, health and safety laws and regulations…, page 3

1.   We note your response to prior comment 2 and the revised disclosure on page 3. In light of your revised disclosure, we have the following comments:

        •   We note your statement that the government owned and sanctioned landfill does not have a liability structure for non-hazardous waste which is what is typically generated by Tissakin. Please revise to clarify whether Tissakin generates any

> hazardous waste and tell us whether the DRC imposes any liability on you with respect to alleged contamination of any sites you own.

- We note your revised disclosure that Tissakin has been granted no objection certificate from Ministry of environment & health and safety procedures are followed as per the guidelines of the ministry of industries. Please revise to explain what a "no objection certificate" is and the frequency with which such inspections are made.

- We note your statement that "[s]ince Tissakin is already complying with all these laws relating to environment, health and safety, its net income is unlikely to be materially affected by the increase in these costs in the future." This statement implies that there is no risk of future violations or liabilities. In light of the fact that these assumptions are subject to change and your anticipated expansion into new products such as plastic containers, this statement appears to be unsupportable. Please remove this statement or revise accordingly.

Management's Discussion and Analysis, page 13

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Expenses, page 14

2.   We note that you experienced an increase in travel and entertainment expenses and professional fees in 2005, as compared to the prior year. Please elaborate upon specifically what caused the increase and if the increase is indicative of future trends in the business. Refer to Item 303(b) of Regulation S-B.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Gross Revenues, page 15

3.   Please clarify whether the $1 million in sales are to a new or existing customer and identify this customer. Also, your disclosure should indicate whether this represents a one time event or if sales to this customer are expected to continue at this level.

4.   You disclose that only one customer represents more than 10% of the Company's total sales, but we note from page 13 that there are several significant clients which appear to account for at least 10% of sales. Please clarify this discrepancy to us and disclose the total amount of revenues derived from any customer that represents 10% or more of total sales. Refer to paragraph 39 of SFAS 131.

5.   Please expand your discussion of the reasons beyond the increase in cost of revenue. Your statement that the increase is related "mainly to an increase in gross revenues" is not meaningful disclosure.

Report of Independent Registered Public Accounting Firm

6.   Please clarify to us, why the date of the report of your independent registered public accountant related to the December 2005 and 2004 financial statements has changed from the report included in your first amendment relating to the same financial statements.

Exhibit 23

7.   We note that the consent you filed with Amendment No. 3 to Form SB-2 granted permission to use the independent accountant's report dated June 9, 2006 in Amendment No. 3 to Form SB-2. However, the independent accountant's report included in Amendment No. 3 to Form SB-2 is dated March 31, 2006. Please ensure that current, signed consents obtained from your auditor and filed with each amendment reference the same report that is included in the amendment.

Signatures

8.   Please revise to specify your principal accounting officer. If this is Mr. Husain, please include this designation under his signature line.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

Syed Irfan Husain
American Business Holdings Inc.
September 29, 2006
Page 4

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or me at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*